Exhibit 12.1

Warner Chilcott Limited

Computation of Earnings to Fixed Charges

	Fiscal Year Ended September 30,	Three Months Ended December 31,	Year Ended December 31,					Three Months Ended March 31,
	Predecessor	Predecessor	Successor					Successor

	2004	2004	2005	2006		2007	2008	2008	2009
Fixed Charges:
Interest expense (a)	11,103	1,877	149,393	173,483		115,776	90,915	24,436	16,829
Interest capitalized during the period	0	0	0	0		0	0	0	0
Lease rental expense, buildings (b)	497	298	1,574	903		2,597	2,416	634	569

Fixed Charges	11,600	2,176	150,967	174,386		118,373	93,331	25,070	17,398
Earnings
Income before taxes from continuing operations	202,367	(17,530)	(569,768)	(164,657)		47,291	16,389	37,675	51,591
+ Fixed Charges	11,600	2,176	150,967	174,386		118,373	93,331	25,070	17,398
+ Amortization of previously capitalized interest	53	13	0	0		0	0	0	0

Earnings	214,020	(15,341)	(418,801)	9,729		165,664	109,720	62,745	68,989

Ratio of Earnings to Fixed Charges	18.5	— (c)	— (c)	—	(c)	1.4	1.2	2.5	4.0

(a)	Interest expenses including both continuing and discontinued operations; includes amortization of previously capitalized interest

(b)	Portion of lease rental expense from both continuing and discontinued operations that represents interest cost, estimated by management to be one-third of lease rental expense

(c)	For the quarter ended December 31, 2004 and the years ended December 31, 2005 and 2006, our earnings were insufficient by $17.5 million, $569.8 million and $164.7 million, respectively, to cover our fixed charges for such periods.